Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 **Majadahonda** (Madrid)
T (+34) 915 81 11 00 - **F** (+34) 915 81 11 34


CORPORACIÓNMAPFRE


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH, D.C. 209 SECTION

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Madrid, 26 May 2005


05008566

SUPPL



Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
JUN 07 2005
THOMSON FINANCIAL

Luigi Lubelli
Finance Director

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

Translation:
Original Spanish

Notice is hereby given to the CNMV that the Board of Directors of CORPORACIÓN MAPFRE, S.A., held on 26 February 2005, has resolved to pay from next 14 March 2005 a complementary dividend of €0.12 gross per share on account of the results of fiscal year 2004 to all shares numbered 1 though 238,900,706, both inclusive.

On 14 March 2005, the share will already quote as "ex-dividend"

Madrid, 1 March 2005

In compliance with the requirements of art. 82 of the Securities Market Law, notice is hereby given that MAPFRE INDUSTRIAL, S.A. DE SEGUROS Y REASEGUROS, a subsidiary of CORPORACIÓN MAPFRE, S.A., has reached a purchase agreement by which it will acquire the total share capital of ENKEL SERVICIOS DE PREVENCIÓN, S.L., and ENKEL ASISTENCIA SANITARIA, S.L., specialised in the services for the prevention of risks and sanitary assistance related to labour health. Its volume of business as of 31 of December 2004 amounted to, approximately, € 9,150,000, and its share capital to € 395,000.

The price agreed for this acquisition amounts to € 2.5 million.

Madrid, 17 March 2005

COMISIÓN NACIONAL DE MERCADO DE VALORES
Paseo de la Castellana, 19
MADRID.

Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 Majadahonda (Madrid)
T (+34) 915 81 11 00 - F (+34) 915 81 11 34


RECEIVED
PROCESSING
MAY 31 2005
209
SECTION


CORPORACIÓNMAPFRE

In compliance with the requirements of art. 82 of the Securities Market Law, notice is hereby given to the CNMV that MAPFRE VERA CRUZ SEGURADORA, a subsidiary of MAPFRE AMÉRICA, the holding company for the direct insurance subsidiaries of CORPORACIÓN MAPFRE in Latin America, has been awarded in a public auction held today on the São Paulo Stock Exchange (Brazil) a 51% shareholding in Nossa Caixa Seguros e Previdencia (NCSP). The allotment price was BRL 225.8 million (approximately € 73 million), exceeding by BRL 72 million (approximately € 23.3 million) the minimum bidding price. This transaction is subject to the mandatory approval by the the Brazilian Superintendency of Insurance (SUSEP).

NCSP is the Life and retirement insurance subsidiary of Banco Nossa Caixa (BNC), a bank owned by the State of São Paulo. Through this alliance, MAPFRE will have during a period of 20 years the exclusive right to distribute Life insurance and private retirement plans through the bank's network.



BNC controls the fourth largest banking distribution network in the State of São Paulo, which is formed by 505 branches and 382 banking service points. Its customer base, which presently is composed by 4 million retail and 200,000 corporate customers, will grow significantly in the short term through the transfer of the payroll of the civil servants of the State of São Paulo. Nationwide, BNC has a 3% share of total branches and a 4% share of total deposits.

The State of São Paulo has a population of 39 million inhabitants and generates 34% of Brazil's GDP. Furthermore, it represents more than 60% of the Country's Life insurance market and over 50% of its retirement products market.

The sale of a majority shareholding in NCSP is the first step in a gradual process directed at the entry of new shareholders in BNC, which will translate in the near future in the sale of a 51% holding in the share capital of its Non-life insurance subsidiary.

Reg. Merc. de Madrid, Tomo 307, Libro 8, Folio 84, Sección 8, Hoja M-6152 - CIF A-08/055741

Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 Majadahonda (Madrid)
T (+34) 915 81 11 00 - F (+34) 915 81 11 34



The alliance with BNC allows MAPFRE to consolidate and expand its presence in Brazil. MAPFRE will retain its present sales policy based on distribution through insurance brokers. The new company will have its own premises and staff and will focus on selling Life insurance and private retirement plans.

Madrid, 24 May 2005
THE SECRETARY OF
THE BOARD OF DIRECTORS



COMISION NACIONAL DE MERCADO DE VALORES
Pº DE LA CASTELLANA, 19
MADRID

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741